Diana E. McCarthy

Partner

215-988-1146 Direct

215-988-2757 Fax

Diana.McCarthy@dbr.com

November 4, 2014

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Hatch

RE:	Northern Funds (the “Trust” or “Registrant”)

Registration Statement on Form N-14 (File No. 333-199097)

Dear Ms. Hatch:

The following responds to the comments we received from you and Monique Botkin on October 22, 2014, regarding the above-referenced Registration Statement on Form N-14 (the “Registration Statement”). This filing was made in connection with the reorganization (the “Reorganization”) of the Large Cap Core Fund (the “Acquiring Fund”) with the Large Cap Growth Fund (the “Acquired Fund”). Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement.

General

1. Comment: Please supplementally provide a legal analysis as to why approval of shareholders of the Acquired Fund is not required.

Response: Please see Appendix A to this letter.

Letter to Shareholders

2. Comment: In the letter to shareholders, it states that “NTI also considered the future prospects of the Acquired Fund if the reorganization is not effected, including the possibility that the Acquired Fund might be liquidated.” Please clarify why the Fund may be liquidated.

Response: The disclosure will be revised as follows:

“NTI also considered the future prospects of the Acquired Fund if the reorganization is not effected, including the possibility that the Acquired Fund’s assets will continue to dwindle significantly and that the Acquired Fund might be liquidated because it would no longer be commercially viable.”

Q&A

3. Comment: In the section “Questions & Answers – How Will the Fees and Expenses of the Acquired Fund Change as a Result of the Reorganization” please also include a comparison of the Acquiring Fund’s current fees and expenses.

Response: The Trust will make the requested change.

4. Comment: In the section “Question & Answers – Will I Have to Pay any Federal Taxes as a Result of the Reorganization?” please add disclosure that up to sixty-six percent of the Acquired Fund’s portfolio may be sold in connection with the Reorganization (i.e., portfolio repositioning). Please also disclose the expected capital gains impact of the repositioning.

Response: The following disclosure will be added:

“NTI expects to reposition the Acquired Fund’s portfolio to more closely align with the portfolio of the Acquiring Fund. Based on the Acquired Fund’s current holdings, up to 66% of the portfolio is expected to turn over, which will result in recognition of a portion of the Acquired Fund’s unrealized capital gains. As of September 30, 2014, the Acquired Fund had net unrealized appreciation of $23.8 million. The Acquired Fund will be required to distribute its realized capital gains to shareholders prior to the closing of the Reorganization, which will be a taxable event to shareholders. Total transaction costs, capital gains and losses realized, and distributions to shareholders are not measurable in advance.”

Combined Prospectus/Information Statement

5. Comment: The Prospectus of the Northern Equity Funds, which includes the Acquiring Fund and the Acquired Fund, is incorporated by reference into the Prospectus/Information Statement. Please confirm the Acquired Fund shareholders will receive a copy of the Acquiring Fund’s prospectus.

Response: The Trust so confirms.

6. Comment: In the section “Principal Risk Factors” please clarify that the combined Fund will have the principal risks of the Acquiring Fund.

Response: The following disclosure will be added:

“The combined Fund will use the same investment strategies as the Acquiring Fund, and will have the same principal investment risks as the Acquiring Fund.”

Fees and Expenses

7. Comment: Please confirm that expenses associated with short sales, if any, are reflected in the fee table.

Response: The Funds do not engage in short sale transactions. Accordingly, no additional disclosure is required.

8. Comment: Please supplementally explain the reasons for the differences between the financial highlights at March 31, 2014 and the expenses shown in the fee tables for the Acquired Fund and Acquiring Fund.

Response: The expenses in the fee tables for the Acquired Fund and Acquiring Fund have been restated to reflect: (a) a new expense structure that was implemented June 30, 2014 after approval of Fund shareholders of a new management agreement that combined the advisory and administration services provided by NTI under one agreement and fee; (b) a new transfer agency agreement effective June 30, 2014 that resulted in lower transfer agency fees; and (c) a new custody agreement effective June 30, 2014 that eliminated a fee for accounting services.

9. Comment: Please disclose the expenses excluded from the expense cap. Please supplementally confirm that the Funds’ investment adviser cannot recoup reimbursed expenses.

Response: Footnote 2 will be revised to disclose the expenses excluded from the expense cap. The Trust confirms that the Funds’ investment adviser cannot recoup reimbursed expenses under the Expense Reimbursement Agreement.

10. Comment: Please supplementally explain why the excluded expenses of 0.02% shown for the Large Cap Core Fund are not reflected in the pro forma fee table for the combined Fund.

Response: The excluded expenses amount to less than .005% of the combined Fund’s assets.

11. Comment: The pro forma fee table will need its own footnotes if it appears on the next page.

Response: The Trust so acknowledges.

Legal Proceedings

12. Comment: In the section “Reasons for the Reorganization” there is disclosure that states that the Acquired Fund shareholders will become subject the Tribune litigation, but the liability will not be material to the shareholders of the combined Fund. Please include that Acquired Fund shareholders will be subject to the litigation also in the section “Legal Proceedings.”

Response: The disclosure in the section “Legal Proceedings” has been revised as follows:

“The Acquired Fund shareholders will become subject to the Tribune litigation after the Reorganization. The combined Fund’s litigation exposure is expected to be approximately 0.0023% of the combined Fund’s total net assets and not material to the shareholders of the combined Fund.”

Pro Forma Narrative

13. Comment: Please clarify whether NTI will be reimbursing the Fund for the expenses of the reorganization or will directly be bearing the expenses.

Response: The Trust will revise the disclosure to state that NTI will bear the expenses of the reorganization directly.

14. Comment: Please provide the accounting survivor NAST analysis.

Response: The accounting survivor in the Reorganization should be the Acquiring Fund, the Large Cap Core Fund. The SEC Staff has provided the factors that investment companies should consider in determining which portfolio should be the accounting survivor. See North American Security Trust (pub. avail. Aug. 5, 1994) (“NAST”). The NAST factors are: (1) the funds’ investment advisers; (2) the funds’ investment objectives, policies, and restrictions; (3) the funds’ expense structures and expense ratios; (4) the funds’ asset size; and (5) the funds’ portfolio compositions. The Staff stated in the NAST no-action letter that the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward) typically will be the fund whose historical performance may be used by the new or surviving fund. Importantly, the Staff did not identify any one factor as having more significance than another. Based on the NAST factors, the Acquired Fund is properly considered the accounting survivor of the Reorganization.

Investment advisers. The combined Fund will most closely resemble the Acquiring Fund in terms of portfolio management. Both the Acquired Fund and Acquiring Fund are, and the combined Fund will be, managed by Northern Trust Investments, Inc. The Acquired Fund and Acquiring Fund are managed by different portfolio managers, but the combined Fund after the reorganization will be managed by the same portfolio management team as the Acquiring Fund.

Investment Objectives, policies and restrictions. The combined Fund will continue the Acquiring Fund’s investment program after the Reorganization and therefore bears a closer resemblance to the Acquiring Fund in terms of investment objectives, policies and restrictions than the Acquired Fund. The Acquired Fund and Acquiring Fund have the same investment objectives and fundamental investment policies and restrictions, and similar, although not identical, investment strategies. We acknowledge that prior to a recent change in the investment objective of the Acquiring Fund, the investment objective of the combined Fund would have been more similar to the investment objective of the Acquired Fund. Nevertheless, both investment objectives were not materially different and both Funds seek to provide long-term capital appreciation by investing in equity securities of large capitalization companies. However, there are some differences between the Funds’ investment strategies.

Expense structures and expense ratios. The combined Fund most closely resembles the Acquiring Fund in terms of overall expense structures and expense ratios. Both the Acquiring Fund and Acquiring Fund have similar expense structures. The Acquired Fund has a contractual management fee rate of 0.83%, and the Acquiring Fund has, and the combined Fund will have a contractual management fee rate of 0.44%. The gross and net expenses of the Acquired Fund are 0.96% and 0.85%, respectively, and the gross and net expenses of the Acquiring Fund are 1.24% and 0.62%, respectively. Each Fund has expense reimbursement agreement that may not be terminated before July 31, 2016. The combined Fund is expected to have gross and net expenses, after expenses reimbursement of 0.63% and 0.60%, respectively.

Asset size. The combined Fund most closely resembles the Acquired Fund in terms of asset size. At September 30, 2014, the Acquired Fund had assets of $99,944,780 and the Acquiring Fund had assets of $30,365,109.

Portfolio composition. The combined Fund is expected to most closely resemble the Acquiring Fund in terms of portfolio composition because it will follow the investment strategies of the Acquiring Fund.

The accounting survivor following the Reorganization should be the Acquiring Fund. Although the combined Fund most closely resembles the Acquired Fund in terms of asset size, the combined Fund most closely resembles the Acquiring Fund with respect to investment advisers; investment objectives, policies and limitations; expense structures and expense ratios and portfolio composition. While asset size may be meaningful, in this case it is not as important as the investment policies and strategies of the Funds, the portfolio composition of the Funds, or the expenses that shareholders will actually pay in determining whether the combined Fund most closely resembles the Acquired Fund or the Acquiring Fund.

*    *    *

In connection with our responses to your comments, we acknowledge, on behalf of the Trust, that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Diana E. McCarthy
Diana E. McCarthy

cc:	Craig R. Carberry

Appendix A

EXPLANATION OF WHY SHAREHOLDER APPROVAL OF THE

REORGANIZATION IS NOT REQUIRED

Neither state law nor the Trust’s governing documents require shareholder approval of the reorganization by the Acquired Fund’s shareholders. Northern Funds is a Delaware statutory trust. The Delaware Statutory Trust Act provides that a Delaware statutory trust’s governing instrument may grant or withhold from beneficial owners of the statutory trust the right to vote on any matter and further provides that a Delaware statutory trust’s governing instrument may provide that a merger, consolidation, conversion, or sale of assets may be effected without approval of the beneficial owners of the statutory trust. In particular, Section 3806(b)(2) and (b)(4) of the Delaware Statutory Trust Act provides:

A governing instrument may contain any provision relating to the management of the business and affairs of the statutory trust, and the rights, duties and obligations of the trustees, beneficial owners and other persons, which is not contrary to any provision or requirement of this subchapter and, without limitation: …

(3) May provide for the taking of any action, including the amendment of the governing instrument, the accomplishment of a merger, conversion or consolidation, the appointment of one or more trustees, the sale, lease, exchange, transfer, pledge or other disposition of all or any part of the assets of the statutory trust or the assets of any series, or the dissolution of the statutory trust, or may provide for the taking of any action to create under the provisions of the governing instrument a class, group or series of beneficial interests that was not previously outstanding, in any such case without the vote or approval of any particular trustee or beneficial owner, or class, group or series of trustees or beneficial owners;

(4) May grant to (or withhold from) all or certain trustees or beneficial owners, or a specified class, group or series of trustees or beneficial owners, the right to vote, separately or with any or all other classes, groups or series of the trustees or beneficial owners, on any matter, such voting being on a per capita, number, financial interest, class, group, series or any other basis.

Northern Funds has an Agreement and Declaration of Trust (the “Trust Agreement”), which does not require a shareholder vote on a reorganization unless such vote is required by the 1940 Act. Article VII, Section 1 of the Trust Agreement provides, in part:

Voting Powers. The Shareholders shall have the power to vote only with respect to (a) the election of Trustees to the extent and as provided in Section 4 of Article II; (b) the removal of Trustees as provided in Article II, Section 5(d); (c) any matter required to be approved by Shareholders of the Trust or any Series or Class thereof under the 1940 Act; (d) any termination of the Trust to the extent and as provided in Article IX, Section 4; (e) the amendment of this Declaration to the extent and as provided in Article IX, Section 8; (f) the matters referred to in Article IX, Section 12; and (g) such additional matters relating to the Trust as may be required or authorized by law, this Declaration, or the By-Laws, or any registration of the Trust with the Commission or any State, or as the Trustees may consider desirable.

Article V, Section 2 of the Trust Agreement provides:

Shares. . . . The Trustees shall have full power and authority, in their sole discretion and without obtaining Shareholder approval, to . . . divide or combine the Shares of any Series or Classes into a greater or lesser number; . . . to abolish any one or more Series or Classes or Shares; to issue Shares to acquire other assets (including assets subject to, and in connection with, the assumption of liabilities) and businesses; and to take such other action with respect to the Shares as the Trustees may deem desirable.

Article IX, Section 5(a) of the Trust Agreement further provides:

Reorganization and Master/Feeder. (a) Notwithstanding anything else herein other than the provisions of Article IX, Section 12, a majority of the Trustees may, without Shareholder approval unless such approval is required by applicable federal law, (i) cause the Trust to merge or consolidate with or into one or more trusts, partnerships, associations, corporations or other entities organized under the laws of any jurisdiction, (ii) cause the Shares to be exchanged, under or pursuant to any state or federal statute to the extent permitted by law, or (iii) cause the Trust to incorporate under the laws of Delaware or any other jurisdiction. Any agreement of merger or consolidation or certificate of merger may be signed by a majority of Trustees and facsimile signatures conveyed by electronic or telecommunication means shall be valid.

Rule 17a-8 under the 1940 Act sets forth a number of requirements that a Merger (as defined in Rule 17a-8) of affiliated investment companies must satisfy in order for a Merger to be exempt from the affiliated transaction prohibitions contained in Section 17 of the 1940 Act. The Acquired Fund and Acquiring Fund are each a series of the Northern Funds. The Acquired Fund and Acquiring Fund have the same investment adviser and principal underwriter, and therefore, are affiliates and subject to the requirements of Rule 17a-8 under the 1940 Act. Among the requirements set forth in Rule 17a-8, are a set of four conditions which, if met, allow an investment company to forgo a shareholder vote on a Merger. Specifically, Rule 17a-8 provides that with respect to shareholder approval of a Merger, participation in the Merger by the Merging Company that is not a Surviving Company (i.e., the Acquired Fund in the case of this Reorganization) must be approved by a vote of a majority of the outstanding voting securities (as provided in section 2(a)(42) of the 1940 Act) unless the following four conditions are met.

(i) No policy of the Merging Company that under section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a policy of the Surviving Company;

(ii) No advisory contract between the Merging Company and any investment adviser thereof is materially different from an advisory contract between the Surviving Company and any investment adviser thereof, except for the identity of the investment companies as a party to the contract;

(iii) Directors of the Merging Company who are not interested persons of the Merging Company and who were elected by its shareholders, will comprise a majority of the directors of the Surviving Company who are not interested persons of the Surviving Company; and

(iv) Any distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Surviving Company pursuant to a plan adopted in accordance with Rule 12b-1 are no greater than the distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Merging Company pursuant to such a plan.

With regard to this Reorganization, all four conditions are satisfied:

(i) The fundamental investment policies and limitations of the Acquired Fund and Acquiring Fund are identical.

(ii) The Acquired Fund and Acquiring Fund are parties to investment advisory contracts that are not materially different, although the Acquiring Fund’s contractual management fee rate is lower than the Acquired Fund’s contractual management fee rate.

(iii) Both the Acquiring Fund and Acquired Fund are series of the same Trust and are overseen by the same board of trustees.

(iv) Neither the Acquired Fund nor the Acquiring Fund is subject to a plan adopted in accordance with Rule 12b-1.

Accordingly, in light of the provisions of the Delaware Statutory Trust Act, the Trust Agreement and Rule 17a-8 under the 1940 Act, no shareholder approval of this Reorganization is required.

Finally, we note that the Acquired Fund and the Acquiring Fund have identical investment objectives and similar, although not identical, investment strategies: they both seek to provide long-term capital appreciation by investing in equity securities of large capitalization companies. The investment styles of the Funds differ slightly. The Acquired Fund employs a fundamental and quantitative investment strategy while the Acquiring Fund seeks to achieve its investment objective primarily by applying a quantitative strategy to fundamental research. The Acquired Fund buys securities of companies that it believes have favorable growth characteristics relative to its peers and limits the number of companies that it invests in to generally less than 100. The Acquiring Fund invests in a broader range and number of companies, generally overweighting those stocks that it believes will outperform the S&P 500 Index and underweighting (or excluding entirely) those stocks that it believes will underperform the S&P 500 Index. The Trust’s Board of Trustees reviewed the differences in investment strategies between the two Funds but considered that overall there were sufficient similarities between the two Funds’ investment strategies to provide a sound basis for the reorganization. In a number of instances, the SEC staff has granted no-action to permit a reorganization with registering the shares where there were changes in investment policies because there was “no new investment decision.” See, e.g., PEMCO (pub. avail. May 31, 1988) (changes to investment policies); Scudder Common Stock Fund, Inc. (pub. avail. October 10, 1984) (changes involved fundamental investment policies and restrictions).